Filed by Hub Cyber Security (Israel) Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

Hub Cyber Security (Israel) Ltd.

(the “Company”)

Date: April 4, 2022

INVESTOR PRESENTATION TRANSCRIPT

Eyal Moshe:	Hi, I am Eyal Moshe, CEO and Co-Founder of HUB Cyber Security (Israel) Ltd. and I'm honored to be here today.

HUB was founded in 2017 and is led by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. HUB’s main goal is to offer innovative technologies that would change the paradigm of defensive cyber. As opposed to conventional “fire wall” protection that tries to stop hackers at a network perimeter, HUB’s confidential computing protection evaluates each data packet at its entry to each component, creating a holistic cyber defense of end-to-end data protection across all phases of the data storage and processing. Each network component uses its own cyber defense tools to create a Trusted Execution Environment (TEE). This Confidential Computing protects sensitive IT data at all stages - from RAM, through mass data storage to actual processing. Hub’s unique proprietary hardware and software solution thereby creates a protective envelope around each processing component to effectively stop intruders.

HUB has developed a holistic hardware solution for end-to-end cyber protection. The HUB solution relies on next-generation encryption solutions including advanced quantum computing defense.

HUB’s Solution includes 4 product families:

1.	On-Premises and Cloud full-stack 48U Rack server units (for standalone end-to-end enterprise Confidential Computing solutions that replace legacy IT server systems in full)

2.	2U Enterprise server modules (for integration within existing/legacy enterprise IT architectures)

3.	PCI card modules (for integration with Edge Computing systems and Distributed AI computing hubs)

4.	HUB ASIC in development plans (for providing Confidential Computing cyber protection for IoT devices such as connected mobility vehicles, cellphones)

The HUB solution aims at the Confidential Computing market that is expected to reach $54 billion by 2026 at a CAGR of near 100%, according to Confidential Computing Research 2021, published by Everest Group Inc.

HUB’s merger with ALD and acquisition of Comsec served to make HUB an approved supplier of numerous large enterprises world-wide, and provided HUB with a ready-made cyber security services arm from Comsec, and a large and experienced professional arm from ALD. Both groups are integral to achieving HUB’s revenue and market penetration goals.

HUB merged with ALD to gain immediate access to top clientele, which served to save them years of marketing penetration efforts and acquired Comsec to gain the ability of becoming a prime integrator in large government and enterprise tenders. In only 12 months, HUB has transitioned from a technology-only provider to a global integration company specializing in the field of defensive cyber confidential computing with potential for growth and the ability to take large projects with governments and organizations.

HUB expects rapid growth of its technology arm over the next two years with approximately $38 million in projected revenue as early as 2022 and expects technology revenues to exceed the services arm revenue in 2023 with approximately $91 million of projected revenues.

HUB has been in the process of selling its technology for over a year now and is in advanced stages of sales with many customers around the world. The basis for the forecast comes from an existing order backlog of approximately NIS 30 million and an additional NIS 90 million (approximately) in sales pipeline with over 70 companies and organizations around the world.

As you know, HUB is currently listed on the Tel Aviv Stock Exchange and has entered into a Business Combination Agreement with Mount Rainier Acquisition Corp (Nasdaq: RNER) to become traded on the Nasdaq. Mount Rainier is a Nasdaq-listed SPAC with $173M dollars in cash held in trust. The pro forma enterprise valuation for HUB is US $1.28 billion and was made by all parties on the basis of comparable companies currently traded on the Nasdaq.

Investors have made irrevocable commitments to invest approximately $50 million in a PIPE financing at a valuation of $1.28 billion. This $50 million PIPE investment is the minimum investment amount required to close the merger transaction (even if all of the $173 million of SPAC funds are redeemed by the SPAC investors). Following the targeted closing of the transaction in the second half of 2022, the combined company is expected trade on Nasdaq under the ticker symbol “HUBC”. HUB investors and shareholders will be left with approximately 81% (in the case that none of the $173 million SPAC cash investments are redeemed) and approximately 92% of the combined company (in the case of 100% of SPAC cash redemptions)

The proceeds from the PIPE will be used as working capital to support continued growth and to fund acquisitions. The merger is expected to help HUB to accelerate global growth and mainly in the U.S.

The United States is the Company’s prime target market for growth, and we seek to expand our U.S. operations significantly via the combination with Mount Rainier. We are passionate and excited about this opportunity to become publicly listed in the U.S. on Nasdaq and to continue our growth and global expansion.

With that, I’ll turn it over to Dotan to discuss the Company’s financials.

Dotan Moshe:

Thank you, Eyal. My name is Dotan Moshe, and I am the Deputy CEO and the Chief Operating Officer of HUB.

HUB presented record revenues for YE2021 with strong revenue bookings and pipeline supporting 2022 and 2023 growth potential. In 2021, HUB recorded record revenues of approximately 250 million NIS compared to 224 million NIS in 2020 and had an accumulation backlog of approximately NIS 228 million at the beginning of January 2022, a strong balance sheet, with significant increase in equity to NIS 204 million and capital to balance sheet ratio of approximately 54%.

Eyal Moshe:

Thank you, Dotan. Before taking questions, I would like to summarize some of the key points from today’s presentation.

HUB has developed unique technology and products in the field of Confidential Computing, a relatively new field with the potential to change the paradigm in the world of cyber security. HUB intends to be a significant player in this field and provides solutions for governments and organizations. HUB strengthened its position through mergers and acquisitions that gave the Company access to huge clients and integration capability that put the Company at the top of the value chain in international tenders. HUB intends to merge with a Nasdaq listed SPAC (RNER) to mobilize additional economic power that will enable the Company to continue to grow both organically and through mergers and acquisitions. The merger agreement was signed and represents a potential valuation of $1.28 billion (which is approximately NIS 34 per share) as of the closing of the merger. Lastly, the Company's management continues to take aggressive steps to increase growth and the chances of achieving leadership in the confidential computing field.

I would like to thank our current and prospective shareholders. We look forward to the merger, and to helping HUB become the leader in the Cyber Security field.

I will now take the time to briefly answer a few of the questions which had been submitted prior to the call.

Question #1	There are talks that the SEC is in the process of passing a series of laws that will make it more difficult to complete SPAC mergers. Do you see this as a factor that will make it more difficult for the Company to complete the Merger with the Mount Rainier SPAC?

Answer #1	It is currently unclear exactly how the SEC’s new proposed rules for SPAC transactions will impact the Company’s proposed merger with RNER. The rules have still not been finalized and it is not certain when, if at all, these rules will be implemented and what the final form of them will look like. The Company, together with its legal and financial advisors is evaluating the potential impact of the rules and will work to ensure that any filings the Company makes with the SEC are in full compliance with any and all applicable rules in place in order to close the merger with RNER as quickly and as seamlessly as possible.

Question #2	What are factors that may make it difficult or delay the Company’s merger with the SPAC and how does the Company plan to deal with them?

Answer #2	As with any SPAC transaction or interactions with regulators, it is unclear how the SEC process will unfold and what requests the SEC will make of the Company and RNER as we finalize our proxy statement and other SEC filings. The SEC process can extend over a period of months, and the SEC is constantly evaluating its treatment of SPAC transactions (as evidenced by their recent proposed rule release). We cannot be certain of the extent of the SEC interactions and their effect on the timing of the Company’s closing with Mount Rainier. Additionally, the Business Combination Agreement sets forth numerous closing conditions that must be satisfied. While the Company does not anticipate these closing conditions delaying the close of the Business Combination, we cannot be certain that some of them would not delay or make the closing more difficult.

Question #3	How do you explain the differences between the value of the Company now currently being traded on the Israel Stock Exchange, and the value of the Company after the merger?

Answer #3	Comparative companies in the field of cyber security are currently traded on Nasdaq at about 14 times the company's revenue for the current year. In Israel, HUB is traded at only about 2-3 times its revenues. Factually, American investors estimate cyber companies with growth of over 15% annually as a greater potential for increase than Israeli investors. We do not know the reason for these differences, but we believe that in the United States, investors will attribute a higher value to the HUB shares, which gives HUB an opportunity for more extensive financing that will enable global growth and maximize shareholder value.

Question #4:	When will we see some more contracts on the cybersecurity side?

Answer #4:

The Company stated in its 2021 financial statements that it has already accumulated orders of an estimated NIS 30 million for cyber security products with a sales pipeline of roughly NIS 90 million from about 70 companies worldwide. The Company will report on any progress in these transactions at the time of their occurrence.

With that we conclude this event. I’d like to thank everyone for making the time and joining us today. For any further information please go to hubsecurity.com Thank you!

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